UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*



                                  Emageon Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29076V109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                 with a copy to:
     Augustus K. Oliver                          Allen B. Levithan, Esq.
     Oliver Press Partners, LLC                  Lowenstein Sandler PC
     152 West 57th Street                        65 Livingston Avenue
     New York, New York 10019                    Roseland, New Jersey 07068
     (212) 277-5654                              (973) 597-2406
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 2, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     29076V109
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1.   Names of Reporting Persons:  Oliver Press Partners, LLC
     I.R.S. Identification Nos. of above persons (entities only):  20-2688930

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):   [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:                 0*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:            0*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    0*
--------------------------------------------------------------------------------
12.  Check if  the Aggregate Amount  in Row (11)  Excludes Certain  Shares  (See
     Instructions):   [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):     0%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):   IA
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press.

CUSIP No.     29076V109
--------------------------------------------------------------------------------
1.   Names of Reporting Persons:  Oliver Press Investors, LLC
     I.R.S. Identification Nos. of above persons (entities only):  20-2688868

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):   [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:                 0*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:            0*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    0*
--------------------------------------------------------------------------------
12.  Check if  the Aggregate Amount  in Row (11)  Excludes Certain  Shares  (See
     Instructions):   [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):   0%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):   PN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press.

CUSIP No.     29076V109
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Augustus K. Oliver

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):    [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:                 0*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:            0*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    0*
--------------------------------------------------------------------------------
12.  Check if  the Aggregate Amount  in Row (11)  Excludes Certain  Shares  (See
     Instructions):   [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):   0%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):   IN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press.

CUSIP No.     29076V109
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Clifford Press

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   [ ]
     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e):   [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:                 0*
                                         ---------------------------------------
   Owned by Each Reporting            9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:            0*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    0*
--------------------------------------------------------------------------------
12.  Check if  the Aggregate Amount  in Row (11)  Excludes Certain  Shares  (See
     Instructions):   [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):   0%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):   IN
--------------------------------------------------------------------------------

* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press.

CUSIP No.   29076V109


Item 4.   Purpose of Transaction.
          -----------------------

          Item 4 is hereby amended by adding the following paragraph after the last paragraph thereof:

          On February 12, 2009, the Company terminated the Merger Agreement in accordance with its terms. Pursuant to the terms set forth in the Voting Agreements, the Voting Agreements terminated upon the termination of the Merger Agreement.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Item 5 is hereby amended by deleting Item 5 in its entirety and by substituting the following in lieu thereof:

          Pursuant to the Agreement and Plan of Merger (the "AMICAS Merger Agreement"), dated as of February 23, 2009, by and among the Company, AMICAS, Inc., a Delaware corporation ("AMICAS"), and AMICAS Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of AMICAS (the "Purchaser"), on April 2, 2009, the Purchaser purchased all of the Company's outstanding Shares that were validly tendered and not withdrawn at a purchase price of $1.82 per Share, net to the holder in cash. The Purchaser purchased 100 Shares owned by Davenport, 2,934,600 Shares owned by JE, and 634,660 Shares owned by Master Fund prior to consummation of the transactions contemplated by the Merger Agreement. Thus, as of April 2, 2009, Davenport owned no Shares, JE owned no Shares, and Master Fund owned no Shares, and the Filing Parties ceased to be beneficial owners of more than five percent of the outstanding Shares as of such date. Also, pursuant to the AMICAS Merger Agreement, on April 2, 2009, each option to purchase Shares was cancelled and converted automatically into the right to receive a cash payment equal to the excess, if any, of $1.82 over the applicable option exercise price. Accordingly, Oliver's option to purchase 7,500 Shares at an exercise price of $1.86 was cancelled on April 2, 2009.

          Except as reported herein, the Filing Parties did not effect any transactions in Shares or securities convertible into Shares during the sixty days prior to April 2, 2009.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 is hereby amended by adding the following paragraph after the second paragraph thereof:

          Pursuant to the terms set forth therein, the Voting Agreements terminated upon the termination of the Merger Agreement on February 12, 2009.


Item 7.   Exhibits.
          --------

          A. Joint Filing Agreement dated as of April 14, 2009 by and among Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            April 14, 2009


                                            OLIVER PRESS INVESTORS, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                                    Augustus K. Oliver
                                                    Managing Member


                                            OLIVER PRESS PARTNERS, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                                    Clifford Press
                                                    Managing Member


                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                            Augustus K. Oliver


                                            /s/ Clifford Press
                                            ------------------------------------
                                            Clifford Press



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A


                             JOINT FILING AGREEMENT
                             ----------------------



          The undersigned agree that this Schedule 13D Amendment No. 9 relating to the shares of common stock of Emageon Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).



                                            April 14, 2009


                                            OLIVER PRESS INVESTORS, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                                    Augustus K. Oliver
                                                    Managing Member


                                            OLIVER PRESS PARTNERS, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                                    Clifford Press
                                                    Managing Member



                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                            Augustus K. Oliver



                                            /s/ Clifford Press
                                            ------------------------------------
                                            Clifford Press